February 1, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	NorthStar Corporate Income Fund-T

File Number 811-23116

Ladies and Gentlemen:

On behalf of NorthStar Corporate Income Fund-T (the “Fund”), enclosed herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act"), are the following:

1.	A copy of the Company’s Fidelity Bond in an amount of $1,000,000.
2.	A copy of the resolutions approved at the January 15, 2016 joint meeting of the board of trustees of the Fund, NorthStar Corporate Income Master Fund and NorthStar Corporate Income Fund at which a majority of the trustees who are not “interested persons” of the Fund, as defined in Section 2(a)(l9) of the 1940 Act, approved the amount, type, form and coverage of the Bond and the portion of the premium to be paid by the Fund; and
3.	A copy of the Joint Insured Bond Allocation Agreement, effective January 21, 2016, pursuant to Rule 17g-1(f) under the 1940 Act.

If the Fund had not been named as a co-insured under the Bond, it would have maintained a single-insured bond in an amount at least equal to the amount required by Rule 17g-1(d) under the 1940 Act.

The premiums of the bond ($2,298) have been paid for the period beginning January 21, 2016 and ending January 21, 2017.

Please contact the undersigned at 212-287-2117 with any questions.

Sincerely,

/s/ Sandra M. Forman

Sandra M. Forman

Chief Compliance Officer,

Associate General Counsel and

Assistant Secretary